FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Study Shows Metadate(R) CD is a Preferred Treatment for ADHD

Study Shows Metadate(R) CD is a Preferred Treatment for ADHD

Metadate(R) CD Preferred By Majority of Study Patients Previously

Treated with Concerta(R) or Immediate-Release Methylphenidate

ROCHESTER, N.Y., Jan. 29 /PRNewswire-FirstCall/ — A Phase IV open-label clinical experience study of previously treated and untreated ADHD patients published in the December 2002 issue of “Current Medical Research and Opinion,” showed that 71 percent of all previously treated ADHD patients rated their treatment with Metadate(R) CD (methylphenidate HCl, USP) Extended- Release Capsules (CII) 20 mg as better or much better than their previous ADHD treatment. Among patients who were previously treated with Concerta(R) or immediate-release methylphenidate, 86 percent and 92 percent, respectively, were very satisfied or moderately satisfied with Metadate(R) CD. In addition, a majority of patients indicated that they would continue to use Metadate(R) CD.

(Photo: http://www.newscom.com/cgi-bin/prnh/20030129/NYW010 )

The study also provided additional evidence that Metadate(R) CD is a safe and effective medication for the treatment of ADHD.

“We are pleased with the outcomes of this Phase IV open-label clinical experience trial with Metadate(R) CD,” said Simon Hatch, M.D., Director, Clinical Development, Celltech. “This study provides physicians with clinical data on Metadate(R) CD as it relates to patient response and satisfaction when switching currently treated ADHD patients to Metadate(R) CD. Although this was an open-label study, we believe these data may help physicians determine which is the most appropriate once-daily methylphenidate treatment for patients that require optimal control of ADHD symptoms during the morning and afternoon hours.” Study Methodology

Three hundred and eight patients, ages six to 17, with a confirmed primary diagnosis of ADHD receiving either no treatment or maintenance treatment with another FDA-approved methylphenidate agent, were treated in a multi-center, open-label, post-marketing study. Study participants were treated with Metadate(R) CD Capsules, 20 to 60 mg, once daily throughout the three-week study period. Patients’ treatments were titrated against both reported and observed symptoms. Efficacy was assessed on the Clinical Global Impression (CGI) scale. Safety and tolerability were assessed by laboratory testing, vital signs and adverse events reported by the patient and or parent. Patient and parent treatment satisfaction and treatment preference were assessed by a questionnaire administered at the final evaluation visit. Study Results

At the final evaluation visit, 65 percent of patients were classified as responders to Metadate(R) CD (defined as much improved or very much improved as per CGI scale). Among previously treated and untreated patients, 61 percent and 72 percent were classified as responders, respectively. Sixty-one percent of the previously treated patient population with no dosage titration had a positive response from study initiation through its conclusion. Among all patients, nearly 90 percent were moderately or very satisfied with study treatment.

Of the previously treated patient population, nearly three-quarters of the patients (71%) rated their treatment with Metadate(R) CD as better or much better than their previous treatment protocol: 59 percent rated it better or much better than Concerta(R) and 85 percent rated it better or much better than immediate-release methylphenidate agent. Of all study participants, 75 percent stated that they would absolutely or probably continue treatment with Metadate(R) CD.

Treatment related adverse events occurred in 27 percent of patients, with most commonly reported adverse events being: headache (6%), stomachache (5%), and decreased or loss of appetite (3%). The adverse event profile was consistent with product labeling. Metadate(R) CD: An optimal once-daily formulation Metadate(R) CD is a once-daily biphasic formulation of methylphenidate for the treatment of ADHD in patients six years of age and older. Metadate(R) CD offers fast and lasting control of ADHD symptoms with a single dose, controlling symptoms without impacting appetite or sleep in the majority of patients. Metadate(R) CD can be sprinkled (onto 1 tablespoon of applesauce) for patients who may have difficulty swallowing a capsule.

Metadate(R)     CD Capsules are contraindicated in patients with marked anxiety, tension, and/or agitation; in patients with glaucoma, tics or Tourette’s Syndrome; with or within 14 days of using MAO inhibitors. Metadate(R) CD should not be used in children under six years of age.
Use caution in patients with a history of psychosis; drug or alcohol dependence; seizures; hypertension or cardiovascular disease. As with all methylphenidate products, abuse may lead to dependence. The most common adverse reactions are headache, abdominal pain, decreased appetite and insomnia. Facts About ADHD

  Attention Deficit Hyperactivity Disorder (ADHD) is a behavioral disorder with symptoms that include developmentally inappropriate levels of attention, concentration, activity, distractibility and impulsivity.(1) It is one of the most common neuro-behavioral disorders of childhood and adolescence and often persists into adulthood.(2)
  ADHD affects approximately three to five percent of school-aged children.(3)
  ADHD has been shown to have long-term adverse effects on academic performance, vocational success and social-emotional development.(1) About Celltech Pharmaceuticals

Celltech Pharmaceuticals, Inc. is the US sales, marketing and manufacturing pharmaceutical marketing arm of Celltech Group plc (NYSE: CLL; LSE: CCH). Celltech is one of Europe’s largest biotechnology companies, with an extensive late stage development pipeline and drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. Celltech’s U.S. operations are headquartered in Rochester, NY. In addition to being an emerging leader in gastroenterology, its areas of therapeutic focus include ADHD; liquid extended release cough and cold products; and a variety of niche products.

More details about the Celltech Group can be found at http://www.celltechgroup.com.
Please see accompanying full prescribing information.
Metadate(R) CD is a registered trademark of Celltech Pharma Ltd.
Concerta(R) is a registered trademark of Alza Corporation.

1.     Diagnosis and Treatment of Attention Deficit Hyperactivity Disorder. NIH Consens Statement 1998 Nov. 16-18; 16(2) p 3, 4, 8: In press.
2. Dulcan, M. Practice parameters for the assessment and treatment of children, adolescents, and adults with attention-deficit/hyperactivity disorder. J Am Acad Child Adolesc Psychiatry 1997; 36;10: 101S.

3.     Diagnostic and Statistical Manual of Mental Disorders, 4th ed. DSM- IV(R). Washington, D.C.: American Psychiatric Association, 1994, p 82.
SOURCE Celltech Group plc -0- 01/29/2003 /
CONTACT: Kelly Laban of Kovak-Likly Communications, +1-203-762-8833, Klaban@KLCpr.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 23 April, 2003